UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

______________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

RiskMetrics Group, Inc.

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

767735103

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 19 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Spectrum Equity Investors IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 13,333,332
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH:	8	SHARED DISPOSITIVE POWER 13,333,332
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,333,332
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 21.7%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

Page 2 of 19 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Spectrum Equity Investors Parallel IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 13,333,332
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH:	8	SHARED DISPOSITIVE POWER 13,333,332
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,333,332
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 21.7%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN
Page 3 of 19 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Spectrum IV Investment Managers’ Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 13,333,332
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH:	8	SHARED DISPOSITIVE POWER 13,333,332
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,333,332
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 21.7%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

Page 4 of 19 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Spectrum Equity Associates IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 13,333,332
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH:	8	SHARED DISPOSITIVE POWER 13,333,332
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,333,332
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 21.7%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

Page 5 of 19 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Brion B. Applegate
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 13,333,332
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH:	8	SHARED DISPOSITIVE POWER 13,333,332
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,333,332
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 21.7%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page 6 of 19 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) William P. Collatos
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 13,333,332
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH:	8	SHARED DISPOSITIVE POWER 13,333,332
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,333,332
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 21.7%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
Page 7 of 19 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Randy J. Henderson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 13,333,332
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH:	8	SHARED DISPOSITIVE POWER 13,333,332
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,333,332
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 21.7%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
Page 8 of 19 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Michael J. Kennealy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 13,333,332
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH:	8	SHARED DISPOSITIVE POWER 13,333,332
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,333,332
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 21.7%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page 9 of 19 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kevin J. Maroni
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 13,333,332
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH:	8	SHARED DISPOSITIVE POWER 13,333,332
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,333,332
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 21.7%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page 10 of 19 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Victor E. Parker, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 13,333,332
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH:	8	SHARED DISPOSITIVE POWER 13,333,332
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,333,332
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 21.7%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Page 11 of 19 Pages

Item 1(a).	Name of Issuer: RiskMetrics Group, Inc. (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:
One Chase Manhattan Plaza, 44th Floor, New York, New York 10005.

Item 2(a).
Names of Persons Filing:  This statement is being filed by Spectrum Equity Investors IV, L.P. (“SEI IV”); Spectrum Equity Investors Parallel IV, L.P. (“SEI Parallel IV”); Spectrum IV Investment Managers’ Fund, L.P. (“IMF IV”); Spectrum Equity Associates IV, L.P. (“SEA IV”), which is the general partner of SEI IV and SEI Parallel IV; and Brion B. Applegate (“Applegate”), William P. Collatos (“Collatos”), Randy J. Henderson (“Henderson”), Michael J. Kennealy (“Kennealy”), Kevin J. Maroni (“Maroni”), and Victor E. Parker, Jr. (“Parker”) (collectively, the “Individual General Partners”).  The persons named in this paragraph are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(b).
Address of Principal Business Office or, if None, Residence: The address of the principal business office of SEI IV, SEI Parallel IV, IMF IV, SEA IV, Collatos, Kennealy and Maroni is Spectrum Equity Investors, One International Place, 29th Floor, Boston, MA 02110.  The address of the principal business office of Applegate, Henderson and Parker is Spectrum Equity Investors, 333 Middlefield Road, Suite 200, Menlo Park, CA 94025.

Item 2(c).	Citizenship: SEI IV, SEI Parallel IV, IMF IV and SEA IV are limited partnerships organized under the laws of the State of Delaware. Each of the Individual General Partners is a United States citizen.

Item 2(d).	Title of Class of Securities: Common Stock, $.01 par value (“Common Stock”).

Item 2(e).	CUSIP Number: 767735103.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)
Amount Beneficially Owned: SEI IV is the record owner of 13,100,000 shares of Common Stock as of December 31, 2008 (the “SEI IV Shares”).  As the sole general partner of SEI IV, SEA IV may be deemed to own beneficially the SEI IV Shares.  As the individual general partners of SEA IV, the sole general partner of SEI IV, each of the Individual General Partners may also be deemed to own beneficially the SEI IV Shares.

SEI Parallel IV is the record owner of 77,332 shares of Common Stock as of December 31, 2008 (the “SEI Parallel IV Shares”).  As the sole general partner of SEI Parallel IV, SEA IV may be deemed to own beneficially the SEI Parallel IV Shares.  As the individual general partners of SEA IV, the sole general partner of SEI Parallel IV, each of the Individual General Partners may also be deemed to own beneficially the SEI Parallel IV Shares.

Page 12 of 19 Pages

IMF IV is the record owner of 156,000 shares of Common Stock as of December 31, 2008 (the “IMF IV Shares”).  As the general partners of IMF IV each of the Individual General Partners may be deemed to own beneficially the IMF IV Shares.

By virtue of their relationship as affiliated entities, whose controlling entities have overlapping individual controlling persons, each of the Reporting Persons may be deemed to share the power to direct the disposition and vote of the SEI IV Shares, the SEI Parallel IV Shares and the IMF IV Shares for an aggregate of 13,333,332 shares.

(b)
Percent of Class:  See Line 11 of cover sheets.  The percentages set forth on the cover sheets are calculated based on 61,382,497 shares of Common Stock reported to be outstanding by the Issuer as of November 3, 2008 in Form 10-Q as filed with the Securities and Exchange Commission on November 5, 2008 for the period ending September 30, 2008.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See Line 5 of cover sheets.

(ii)	shared power to vote or to direct the vote: See Line 6 of cover sheets.

(iii)	sole power to dispose or to direct the disposition of: See Line 7 of cover sheets.

(iv)	shared power to dispose or to direct the disposition of: See Line 8 of cover sheets.

Each Reporting Person disclaims beneficial ownership of such shares of Common Stock except for the shares, if any, such Reporting Person holds of record.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Pursuant to the Amended and Restated Investor Rights Agreement, dated as of January 11, 2007 (the “Investor Rights Agreement”), among the Issuer, certain other shareholders of the Issuer (the “Other Stockholders”) and SEI IV, SEI Parallel IV and IMF IV (collectively, the “Spectrum Entities” and, together with the Other Stockholders, the “Stockholders”), each Stockholder agrees, among other things, to: (1) vote (or cause to be voted) all shares of Common Stock then owned by such Stockholder (whether owned of record or over which such Stockholder exercises voting rights) and to take all other actions necessary, to ensure

Page 13 of 19 Pages

that the number of directors constituting the entire board of directors of the Issuer shall be fixed at eight and that there shall be elected as members of the board of directors of the Issuer certain representatives of the stockholders of the Issuer and (2) certain restrictions on the sale and transfer of the shares of Common Stock owned by such Stockholder.  If the Spectrum Entities and the Other Stockholders are considered a “group” because of their participation in the Investor Rights Agreement, each Reporting Person may be deemed to beneficially own the shares of Common Stock held of record by the Stockholders.  The Reporting Persons expressly disclaim membership in a “group” as used in Rule 13d-5(b).

The Investor Rights Agreement is filed as Exhibit 10.12 to the Company’s Registration Statement on Form S-1 (File No. 333-146167) filed with the Securities and Exchange Commission on September 19, 2007, and the foregoing summary is qualified in its entirety by the terms thereof.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.  This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d–1(c).

Page 14 of 19 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:    February 17, 2009

Spectrum Equity Investors IV, L.P.

By:	Spectrum Equity Associates IV, L.P., its general partner

By:                    *

Brion B. Applegate
General Partner

Spectrum Equity Investors Parallel IV, L.P.

By:	Spectrum Equity Associates IV, L.P., its general partner

By:                    *

Brion B. Applegate
General Partner

Spectrum IV Investment Managers’ Fund, L.P.

By:                    *

Brion B. Applegate
General Partner

Spectrum Equity Associates IV, L.P.

By:                    *

Brion B. Applegate
General Partner

* Brion B. Applegate

* William P. Collatos

Page 15 of 19 Pages

* Randy J. Henderson

* Michael J. Kennealy

* Kevin J. Maroni

* Victor E. Parker, Jr.

*By: /s/ Brion B. Applegate Brion B. Applegate As attorney-in-fact

This Schedule 13G was executed by Brion B. Applegate on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which is attached as Exhibit 2.
Page 16 of 19 Pages

EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of stock of RiskMetrics Group, Inc.

EXECUTED this 17th day of February, 2009.

Spectrum Equity Investors IV, L.P.

By:	Spectrum Equity Associates IV, L.P., its general partner

By:                    *

Brion B. Applegate
General Partner

Spectrum Equity Investors Parallel IV, L.P.

By:	Spectrum Equity Associates IV, L.P., its general partner

By:                    *

Brion B. Applegate
General Partner

Spectrum IV Investment Managers’ Fund, L.P.

By:                    *

Brion B. Applegate
General Partner

Spectrum Equity Associates IV, L.P.

By:                    *

Brion B. Applegate
General Partner

* Brion B. Applegate

* William P. Collatos

Page 17 of 19 Pages

* Randy J. Henderson

* Michael J. Kennealy

* Kevin J. Maroni

* Victor E. Parker, Jr.

*By: /s/ Brion B. Applegate Brion B. Applegate As attorney-in-fact

This Agreement was executed by Brion B. Applegate on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which is attached as Exhibit 2.

Page 18 of 19 Pages

EXHIBIT 2

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Brion B. Applegate, William P. Collatos and Randy J. Henderson, and each of them, with full power to act without the others, his true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his capacity as a direct or indirect general partner, director, officer or manager of any partnership, corporation or limited liability company, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the Financial Industry Regulatory Authority, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his substitutes, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 17th day of February, 2009.

/s/ Brion B. Applegate
Brion B. Applegate

/s/ William P. Collatos
William P. Collatos

/s/ Benjamin M. Coughlin
Benjamin M. Coughlin

/s/ Randy J. Henderson
Randy J. Henderson

/s/ Michael J. Kennealy
Michael J. Kennealy

/s/ Kevin J. Maroni
Kevin J. Maroni

/s/ Christopher T. Mitchell
Christopher T. Mitchell

/s/ Victor E. Parker, Jr.
Victor E. Parker, Jr.

Page 19 of 19 Pages